December 21, 2012

VIA EDGAR

Mr. Rufus Decker

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	The GEO Group, Inc.
Form 10-K for the Year Ended January 1, 2012
Filed March 1, 2012
Form 10-Q for the Period Ended September 30, 2012
Filed November 8, 2012
Form 8-K
Filed August 13, 2012
File No. 1-14260

Dear Mr. Decker:

On behalf of The GEO Group, Inc. (the “Company” or “GEO”), we hereby respond to the Staff’s comment letter, dated November 20, 2012, regarding the above referenced Form 10-K for the Year Ended January 1, 2012 (the “Form 10-K”), Form 10-Q for the Period Ended September 30, 2012 (the “Form 10-Q”) and Form 8-K filed August 13, 2012 (the “Form 8-K”). The Company’s management respectfully requests that the Company be permitted to make any necessary changes in future filings beginning with the Form 10-K for the year ending December 30, 2012, as provided in the Staff’s comment 1 and our response to comment 1 below. Please note that, for the Staff’s convenience, we have recited the Staff’s comments in boldface type and provided our response to each comment immediately thereafter.

Form 10-K for the Year Ended January 1, 2012

General

1.	Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including interim filings as appropriate.

Response:

GEO acknowledges the Staff’s comment and it will revise its future filings as indicated in the responses below, including interim filings as applicable.

Mr. Rufus Decker, Accounting Branch Chief

December 21, 2012

Management’s Discussion and Analysis

Introduction, page 52

2.	You disclose your average company facility occupancy rate of 94.6%, excluding facilities that are either idle or under development. Please provide prior year’s rates for comparison purposes. Please tell us what consideration you gave to providing this rate including your facilities that are idle and how those occupancy rate changes impacted your revenues and results of operations.

Response:

The Company intends to disclose the current year and prior year average company facility occupancy rate in all future filings. The disclosure will be revised as follows (proposed revisions are underlined and italicized):

For the fiscal years ended January 1, 2012 and January 2, 2011, we had consolidated revenues of $1.6 billion and $1.3 billion, respectively, and we maintained an average companywide facility occupancy rate of 94.6% including 63,526 active beds and excluding 7,681 idle beds for the year ended January 1, 2012 and 94.5% including 67,079 active beds and excluding 3,671 idle beds for the year ended January 2, 2011.

In reference to your inquiry as to why we do not include idle facilities in our calculation of average facility occupancy rate, we believe that our investors are focused on certain key metrics at our active facilities such as the average occupancy rate which reflects how well the Company is managing its active facilities. Separately, we believe our investors have also been focused on idle facilities and the deployment of idle facility beds which is a barometer of the growth of the Company. Our investors are also interested in the net book value of our idle assets and the annual carrying costs incurred to maintain these facilities.

Historically, our industry has provided several operating metrics for investors. These metrics include Revenue Producing Beds, Compensated Mandays, and Average Occupancy Rates. Taken together with revenue and operating profit, these metrics help investors determine average pricing and profitability metrics for our different segments. Since the inclusion of idle beds in these counts would skew the pricing and profitability metrics, idle beds have historically been excluded from the operating metrics and have been reported separately.

In reference to your question regarding the impact of the year over year change in occupancy rates, generally we consider occupancy rates to be more of an operating metric rather than a financial metric. There is an indirect relationship between an increase or decrease in occupancy rates and an increase or decrease in revenues; however, it is difficult to tie a specific change in aggregate occupancy rates to a specific change in revenues due to the variations in the terms of our many contracts. The activation of idle facilities has a more direct relationship to specific increases in revenue. The Company intends to add the following disclosure related to idle facilities in the Results of Operations and Outlook sections of the Management’s Discussion and Analysis of Financial Condition and Results of Operations in its periodic filings (proposed addition is underlined and italicized).

Idle Facilities

We are currently marketing approximately 7,700 vacant beds at nine of our idle facilities to potential customers. The annual carrying cost of idle facilities in 2012 is estimated to be $16.6 million, including depreciation expense of $8.1 million, if the facilities remain vacant for the remainder of 2012. As of January 1, 2012, these facilities had a net book value of $297.3 million. The per diem rates that we charge our clients often vary by contract across our portfolio. However, if all of these idle facilities were to be activated at our average per diem rate, we would expect to receive incremental revenue of approximately $155 million and an increase in earnings per share of approximately $0.30 to $0.35 per share.

Mr. Rufus Decker, Accounting Branch Chief

December 21, 2012

Lastly, we would like to note that GEO has considered and disclosed in its periodic filings that a decrease in occupancy could cause a decrease in its revenues and profitability. GEO also has disclosed in its periodic filings meaningful disclosure relating to the impact on its revenues and results of operations of facilities that are either idle or under development. Such information, includes, the number of vacant beds, the number of facilities impacted, the carrying values of those facilities, and the aggregate revenue from contracts terminated during the relevant period covered by the applicable periodic report. GEO believes that collectively all of this information provides investors with meaningful disclosure relating to the Company’s facility occupancy rate and its impact on the Company.

Critical Accounting Policies

Property and Equipment, page 56

3.	You are currently marketing approximately 7,700 vacant beds at nine of your idle facilities to potential customers. The carrying values of these idle facilities totaled $297.3 million as of January 1, 2012, excluding equipment and other assets that can be easily transferred for use at other facilities. It appears that only $4.4 million of these assets were classified as held for sale as of January 1, 2012. In this regard, please address the following:

•	Please disclose how you determined that the significant majority of these assets should not be treated as assets held for sale pursuant to ASC 360;
•

Please disclose the total number of idle facilities, which includes idle facilities not currently being marketed, as well as the corresponding carrying values of these idle facilities. Please provide investors with a comprehensive discussion and analysis of your impairment considerations related to idle facilities, including how frequently you assess for impairment; and

•

For any long-lived assets or asset groups related to these idle facilities for which you have determined that undiscounted cash flows are not substantially in excess of the carrying value and to the extent that the asset amounts, in the aggregate or individually, could materially impact your operating results or total shareholder’s equity, please disclose the following:

¡	The carrying values of the assets;
¡	The percentage by which undiscounted cash flows exceeds the carrying value;
¡	The carrying values of the assets;
¡	A description of the assumptions that drive the estimated fair value;
¡

A discussion of the uncertainty associated with the key assumptions. For example, to the extent that you have included assumptions in your discounted cash flow model that materially deviates from your historical results, please include a discussion of these assumptions; and

¡	A discussion of any potential events and/or circumstances that could have a negative effect to the estimated fair value.

Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the SEC’s Codification of Financial Reporting Policies for guidance.

Response:

As a general note regarding comment 3, the Company would like to clarify that the 7,700 vacant beds at nine of our idle facilities are being marketed for use to potential customers for the purpose of the Company housing the inmates of the potential customers and accordingly are not classified as assets held for sale. The $4.4 million of assets classified as assets held for sale are expected to be disposed of and as such are being marketed for sale under the guidance of ASC 360. The $4.4 million of assets held for sale are not included as part of the 7,700 beds being marketed to potential customers.

Mr. Rufus Decker, Accounting Branch Chief

December 21, 2012

In regards to bullet one, the Company intends to disclose the criteria for determining if assets should be treated as assets held for sale by revising our Property and Equipment Critical Accounting Policy as shown below (proposed additional disclosure is underlined and italicized).

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. Buildings and improvements are depreciated over 2 to 50 years. Equipment and furniture and fixtures are depreciated over 3 to 10 years. Accelerated methods of depreciation are generally used for income tax purposes. Leasehold improvements are amortized on a straight-line basis over the shorter of the useful life of the improvement or the term of the lease. We perform ongoing assessments of the estimated useful lives of the property and equipment for depreciation purposes. The estimated useful lives are determined and continually evaluated based on the period over which services are expected to be rendered by the asset. If the assessment indicates that assets will be used for a longer or shorter period than previously anticipated, the useful lives of the assets are revised, resulting in a change in estimate. In our first fiscal quarter ended April 4, 2010, we completed a depreciation study on our owned correctional facilities. Based on the results of the depreciation study, we revised the estimated useful lives of certain of our buildings from our historical estimate of 40 years to a revised estimate of 50 years, effective January 4, 2010. Maintenance and repairs are expensed as incurred. Interest is capitalized in connection with facility construction. Capitalized interest is recorded as part of the asset to which it relates and is amortized over the asset’s estimated useful life.

As of January 1, 2012, we have classified five facilities as held for sale in our consolidated balance sheet. We classify a long-lived asset (disposal group) as held for sale in the period in which all of the following criteria are met (i)Management, having the authority to approve the action, commits to a plan to sell the asset (disposal group), (ii) the asset (disposal group) is available for immediate sale in its present condition subject only to the terms that are usual and customary for sales of such assets (disposal groups), (iii) an active program to locate a buyer and other actions required to complete the plan to sell the asset (disposal group) have been initiated, (iv) the sale of the asset (disposal group) is probable, and transfer of the asset (disposal group) is expected to qualify for the recognition as a completed sale, within one year, except as permitted, (v) the asset (disposal group) is being actively marketed for sale at a price that is reasonable in relation to its current fair value, and (vi) actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. We record our assets held for sale at the lower of cost or estimated fair value and estimate fair value by using third party appraisers or other valuation techniques. We do not record depreciation for assets held for sale. Any gain or loss on the sale of our operating assets is included in the operating income of the reportable segment to which it relates.

In regards to bullet two, the Company intends to disclose the number of idle facilities including facilities not currently being marketed in all future filings by adding an Asset Impairments Critical Accounting Policy as shown below (proposed additional disclosure is underlined and italicized). The Company also intends to provide investors with a discussion of impairment considerations related to idle facilities and to discuss frequency of impairment assessment by adding the following Critical Accounting Policy as shown below (proposed additional disclosure is underlined and italicized).

Mr. Rufus Decker, Accounting Branch Chief

December 21, 2012

Asset Impairments

We had property and equipment of $1.7 billion and $1.5 billion as of January 1, 2012 and January 2, 2011 including 7,700 vacant beds at nine of our idle facilities with a carrying value of $297.3 million which are being marketed to potential customers as of January 1, 2012, excluding equipment and other assets that can be easily transferred for use at other facilities. As of January 1, 2012, we also owned three idle facilities representing approximately 450 beds with a carrying value of $9.3 million. These three facilities were not previously discussed in our Critical Accounting Policies due to the immaterial nature of these facilities. Subsequently, one of these three facilities with a net book value of $4.6 million was marketed and sold in the third quarter of 2012. Another one of the three facilities with a net book value of $1.8 million met the criteria to be classified as an asset held for sale during the third quarter of 2012 and was reported as such on our Quarterly Report for the period ended September 30, 2012.

We review long-lived assets to be held and used for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be fully recoverable. Events that would trigger an impairment assessment include deterioration of profits for a business segment that has long-lived assets, or when other changes occur that might impair recovery of long-lived assets such as the termination of a management contract or a significant decrease in inmate population. If impairment indicators are present, we perform a recoverability test to determine whether or not an impairment loss should be measured.

We test idle facilities for impairment upon notification that the facilities will no longer be utilized by our customer. If a long-lived asset is part of a group that includes other assets, the unit of accounting for the long-lived asset is its group. Generally, we group our assets by facility for the purposes of considering whether any impairment exists. The estimates of recoverability are based on projected undiscounted cash flows associated with actual marketing efforts where available or, in other instances, projected undiscounted cash flows that are comparable to historical cash flows from management contracts at similar facilities and sensitivity analyses that consider reductions to such cash flows. Our sensitivity analyses include adjustments to projected cash flows compared to the historical cash flows due to current business conditions which impact per diem rates as well as labor and other operating costs, changes related to facility mission due to changes in prospective clients, and changes in projected capacity and occupancy rates. We also factor in prolonged periods of vacancies as well as the time and costs required to ramp up facility population once a contract is obtained. We perform the impairment analyses on an annual basis for each of the idle facilities and update each quarter for market developments for the potential utilization of each of our facilities in order to identify events that may cause us to reconsider our most recent assumptions. Such events could include negotiations with a prospective customer for the utilization of an idle facility at terms significantly less favorable than used in our most recent impairment analysis, or changes in legislation surrounding a particular facility that could impact our ability to house certain types of inmates at such facility. Further, a substantial increase in the number of available beds at other facilities we own or in the marketplace could lead to a deterioration in market conditions and projected cash flows. Although they are not frequently received, an unsolicited offer to purchase any of our idle facilities, at amounts that are less than their carrying value could also cause us to reconsider the assumptions used in our most recent impairment analysis. We have identified marketing prospects to utilize each of the currently idled facilities and do not see any catalysts that would result in a current impairment. However, we can provide no assurance that we will be able to secure management contracts to utilize our idle facilities, or that we will not incur impairment charges in the future.

In regards to bullet three, the Company intends to disclose, when applicable, any long-lived assets or asset groups related to these idle facilities for which the Company has determined that undiscounted cash flows are not substantially in excess of the carrying value and to the extent that the asset amounts, in the aggregate or individually, could materially impact our operating results. In all cases, the projected undiscounted cash flows in our analyses as of January 1, 2012 substantially exceeded the carrying amounts of each facility.

Our evaluations also take into consideration our historical experience in securing new management contracts to utilize facilities that had been previously idled for periods comparable to or in excess of the periods our currently idle facilities have been idle. Such previously idle facilities are currently being operated under contracts that generate cash

Mr. Rufus Decker, Accounting Branch Chief

December 21, 2012

flows resulting in the recoverability of the net book value of the previously idled facilities by substantial amounts. Due to a variety of factors, the lead time to negotiate contracts with federal and state agencies to utilize idle bed capacity is generally lengthy which has historically resulted in periods of idleness similar to the ones we are currently experiencing. As a result of our analyses, we determined each of these assets to have recoverable values substantially in excess of the corresponding carrying values.

By their nature, these estimates contain uncertainties with respect to the extent and timing of the respective cash flows due to potential delays or material changes to forecasted terms and conditions in contracts with prospective customers that could impact the estimate of projected cash flows. Notwithstanding the effects the current economy has had on our customers’ demand for prison beds in the short term which has led to our decision to idle certain facilities, we believe the long-term trends favor an increase in the utilization of our idle correctional facilities. This belief is also based on our experience in operating in recessionary environments and based on our experience in working with governmental agencies faced with significant budgetary challenges which is a primary contributing factor to the lack of appropriated funding to build new bed capacity by federal and state agencies.

Revenue Recognition, page 54

4.	Changes in job performance, job conditions, and estimated profitability may result in revisions to estimated costs and income related to construction revenues and are recognized in the period in which the revisions are determined. To the extent that changes in estimates related to an individual contract or multiple contracts materially impact your results in a period, please disclose and discuss the changes in estimates. This should include a discussion in MD&A of the impact of the change on your results of operations.

Response:

We have had minimal construction activity related to contracts with certain customers to perform construction and design services (“project development services”) in the last two years and have had no material changes in job performance, job conditions and estimated profitability that would result in revisions to estimated costs and income related to construction revenues in the periods presented. We will add disclosure to specifically address this issue in our future filings as follows (proposed additional disclosure is underlined and italicized).

Construction revenues are recognized from our contracts with certain customers to perform construction and design services (“project development services”) for various facilities. In these instances, we act as the primary developer and subcontract with bonded National and/or Regional Design Build Contractors. These construction revenues are recognized as earned on a percentage of completion basis measured by the percentage of costs incurred to date as compared to the estimated total cost for each contract. Provisions for estimated losses on uncompleted contracts and changes to cost estimates are made in the period in which we determine that such losses and changes are probable. Typically, we enter into fixed price contracts and do not perform additional work unless approved change orders are in place. Costs attributable to unapproved change orders are expensed in the period in which the costs are incurred if we believe that it is not probable that the costs will be recovered through a change in the contract price. If we believe that it is probable that the costs will be recovered through a change in the contract price, costs related to unapproved change orders are expensed in the period in which they are incurred, and contract revenue is recognized to the extent of the costs incurred. Revenue in excess of the costs attributable to unapproved change orders is not recognized until the change order is approved. Changes in job performance, job conditions, and estimated profitability, including those arising from contract penalty provisions, and final contract settlements, may result in revisions to estimated costs and income, and are recognized in the period in which the revisions are determined. For the fiscal years ended January 1, 2012, January 2, 2011 and January 3, 2010, there have been no changes in job performance, job conditions and estimated profitability that would require a revision to the estimated costs and income related to project development services. As the primary contractor, we are exposed to the various risks associated with construction, including the risk of cost overruns.

Mr. Rufus Decker, Accounting Branch Chief

December 21, 2012

Accordingly, we record our construction revenue on a gross basis and include the related cost of construction activities in Operating Expenses.

Liquidity and Capital Resources

Cash Flow, page 78

5.	Please expand your disclosures related to cash flows from operating activities to discuss the underlying reasons for changes in your working capital components, including accounts receivable and accounts payable.

Response:

The Company will expand its disclosures in future filings to further discuss the underlying reasons for changes in working capital components, including accounts receivable and accounts payable. See disclosure below (proposed additional disclosure is underlined and italicized).

Cash Flow

Cash and cash equivalents as of January 1, 2012 was $44.8 million, compared to $39.7 million as of January 2, 2011 and was impacted by the following:

Cash provided by operating activities of continuing operations in 2011, 2010 and 2009 was $188.9 million, $126.2 million, and $125.3 million, respectively. Cash provided by operating activities of continuing operations in 2011 was positively impacted by increases in net income attributable to GEO, non-cash expenses such as depreciation and amortization and stock based compensation expense as well as from cash dividends received from our joint venture in South Africa of $9.9 million. These positive impacts were offset by changes in our working capital components which were primarily driven by increases in accounts receivable, prepaid expenses and other current assets along with decreases in accounts payable, accrued expenses and other current liabilities. Accounts receivable, prepaid expenses and other current assets increased by $17.2 million, net of acquisitions, and represented a use of cash. The increase was primarily caused by increased operations at several new facilities which opened during 2010 and 2011. Accounts payable, accrued expenses and other current liabilities decreased by $17.0 million, net of acquisitions, and represented a use of cash. The decrease was primarily caused by the timing of payments.

Cash provided by operating activities of continuing operations in 2010 was impacted by the effect of certain significant non-cash items such as: positive impacts of depreciation and amortization expense of $48.1 million and the write-off of deferred financing fees of $7.9 million associated with the termination of our Third Amended and Restated Credit Agreement in Third Quarter 2010. The increase in depreciation and amortization expense is primarily the result of the additional amortization of intangible assets and the depreciation of fixed assets acquired in connection with our acquisition of Cornell. These positive impacts were offset by changes in our working capital components which were primarily driven by increases in accounts receivable, prepaid expenses and other current assets. Accounts receivable, prepaid expenses and other current assets increased by $18.3 million, net of acquisitions, and represented a use of cash. The increase was primarily caused by increased operations at several new facilities which opened during 2010, including our acquisition of Cornell in August 2010. In 2009, cash provided by operating activities of continuing operations was positively impacted by an increase in net income attributable to GEO of $7.1 million over the prior year as well as the impact of certain non-cash items including depreciation and amortization expense of $39.3 million and the write-off of deferred financing fees of $6.8 million.

Cash used in investing activities in 2011 of $635.5 million primarily related to our cash consideration of the purchase of BI for $409.6 million and $224.7 million for capital expenditures. Cash used in investing activities in 2010 of

Mr. Rufus Decker, Accounting Branch Chief

December 21, 2012

$368.3 million was primarily the result of our acquisition of Cornell in August 2010 for $260.3 million and capital expenditures of $97.1 million compared to cash used in investing activities during 2009 of $185.3 million which primarily consisted of our acquisition of Just Care for $38.4 million and capital expenditures of $149.8 million.

Cash provided by financing activities in 2011 of $454.0 million reflects proceeds from our Senior Credit Facility and 6.625% Senior Notes of $782.2 million and proceeds of $53.2 million from our 2011 Revenue Bonds, net of discount, offset by payments on indebtedness of $289.8 million. We also made a cash distribution of $4.0 million to the partners of MCF and paid $15.5 million in connection with the issuance of 2011 Revenue Bonds and the financing of the BI Acquisition. Additionally, we paid $75.0 million in 2011 for purchases of our common stock.

Cash provided by financing activities in 2010 was $243.7 million and reflects cash proceeds from our Senior Credit Facility consisting of $150.0 million in borrowings under the Term Loan A, $200.0 million of borrowings under the Term Loan B with a total discount of $2.0 million, and of $378.0 million of borrowings under our Revolver. These proceeds were offset by payments of $155.0 million for the repayment of our Prior Term Loan B, payments of $224.0 million on our Revolver, and payments of $18.5 million on non-recourse debt, term loans and other debt. In addition, we paid $80.0 million for repurchases of common stock under our stock repurchase program and $7.1 million for shares of common stock which were purchased from certain directors and executives and retired immediately after purchase.

Cash provided by financing activities in 2009 was $51.9 million and reflects cash proceeds from the issuance of our 7 3/4% Senior Notes of $250.0 million and Prior Revolver borrowings of $83.0 million. These proceeds were offset by payments of $150.0 million for repayment of our 8 1/4% Senior Notes, payments of $99.0 million on our Prior Revolver and payments on non-recourse debt and Prior Term Loan B of $17.8 million. Cash proceeds from our 7 3/4% Senior Notes were primarily used to pay down our 8 1/4% Senior Notes and our Prior Revolver.

Financial Statements

Notes to the Financial Statements

Note 10. Goodwill and Other Intangible Assets, Net, page 117

6.	The weighted average useful life of acquired management contracts was 13 years for the BI acquisition though the weighted average period before the next contract renewal/extension was only 1.3 years. Although the facility management contracts acquired have renewal and extension terms in the near term, you have historically maintained these relationships beyond the contractual periods. Please expand your disclosures in the notes to the financial statements or in critical accounting policies to discuss how you arrived at the appropriate amortization periods of facility management contracts based on your consideration of ASC 350-30-35-1 through 5, including significant estimates and assumptions used in your analysis to arrive at the appropriate amortization period and your basis for these significant estimates and assumptions used in your analysis. Please also disclose the weighted average useful lives for each category of intangible assets in addition to your current disclosure of the weighted average useful lives solely related to the BI acquisition.

Response:

The Company intends to expand its disclosures in future filings to discuss how we arrived at the appropriate amortization periods of facility managements contracts as shown in our revised disclosure in the Notes below (proposed revisions are underlined and italicized). We will also add an additional column to our aggregate intangible asset table below as noted to reflect the weighted average useful lives for each category of intangible assets.

Mr. Rufus Decker, Accounting Branch Chief

December 21, 2012

10. Goodwill and Other Intangible Assets, Net

Adjustments to goodwill

During the fiscal year ended January 1, 2012, the Company retrospectively adjusted a portion of its goodwill with respect to the BI Acquisition. Such adjustments resulted in a net decrease of $11.6 million to the goodwill that was recorded on February 10, 2011, the acquisition date. These adjustments are included below under “Acquisitions”. Refer to Note 2.

During the fiscal year ended January 1, 2012, the Company retrospectively adjusted a portion of its goodwill with respect to the Cornell Acquisition. Such adjustments resulted in a net decrease of $8.4 million to the goodwill that was recorded as of January 2, 2011. As required by US GAAP, adjustments to provisional goodwill recognized in a business combination must be presented as if the accounting had been complete at the acquisition date. As such, the Company has revised comparative information for prior periods presented in the financial statements and has included the impact of these adjustments in the balance as of January 2, 2011 in the table below and on the accompanying consolidated balance sheet as of January 2, 2011. Refer to Note 2.

Changes in the Company’s goodwill balances recognized during the fiscal year ended January 1, 2012 were as follows (in thousands):

	January 2, 2011	Acquisitions	Foreign currency translation	January 1, 2012
U.S. Corrections & Detention	$170,376	$—	$—	$170,376
GEO Care	65,456	271,473	—	336,929
International Services	762	—	(1)	761

Total Goodwill	$236,594	$271,473	$(1)	$508,066

The strategic benefits of the goodwill generated in the Company’s business combinations include increased scale and diversification of service offerings. Goodwill resulting from business combinations includes the excess of the Company’s purchase price over net assets of BI acquired of $271.5 million.

Mr. Rufus Decker, Accounting Branch Chief

December 21, 2012

Intangible assets consisted of the following as of January 1, 2012 and January 2, 2011 (in thousands):

	2011				2010
	Weighted Average Useful Life (years)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Facility management contracts	12.8	$158,604	$(22,985)	$135,619	$93,904	$(10,504)	$83,400
Covenants not to compete	2.2	8,570	(6,347)	2,223	7,170	(2,757)	4,413
Technology	7.0	21,200	(2,700)	18,500	—	—	—
Trade names	Indefinite	44,000	—	44,000	—	—	—

Total acquired intangible assets	12.8	$232,374	$(32,032)	$200,342	$101,074	$(13,261)	$87,813

On February 10, 2011, the Company acquired BI and recorded identifiable intangible assets as follows:

	Weighted Average Useful Life	Intangible Assets Acquired
	(Years)	(In thousands)
Facility management contracts	13.0	$65,200
Covenants not to compete	2.0	1,400
Technology	7.0	21,200
Trade names	Indefinite	44,000

Total acquired intangible assets	11.4	$131,800

The accounting for recognized intangible assets are based on the useful lives to the reporting entity. Intangible assets with finite useful lives are amortized over their useful lives and intangible assets with indefinite useful lives are not amortized. The Company estimates the useful lives of its intangible assets taking into consideration (i) the expected use of the asset by the Company, (ii) the expected useful lives of other related assets or groups of assets, (iii) legal or contractual limitations, (iv) the Company’s historical experience in renewing or extending similar arrangements, (v) the effects of obsolescence, demand, competition and other economic factors and (vi) the level of maintenance expenditures required to obtain the expected cash flows from the asset.

Amortization expense was $18.8 million, $5.7 million and $2.0 million for the fiscal years ended January 1, 2012, January 2, 2011 and January 3, 2010, respectively, and primarily related to the U.S. Corrections & Detention and GEO Care segments’ amortization of intangible assets for acquired management contracts. The Company relies on its historical experience in determining the useful life of facility management contracts. The Company makes assumptions related to acquired facility management contracts based on the competitive environment for individual contracts, our historical success rates in retaining contracts, the supply of available beds in the market, changes in legislation, the projected profitability of the facilities and other market conditions. As of January 1, 2012, the weighted average period before the next contract renewal or extension for the facility management contracts acquired from BI was approximately 1.1 years and for all of the facility management contracts, including BI, was approximately 1.3 years. Although the facility management contracts acquired have renewal and extension terms in the near term, the Company has historically maintained these relationships beyond the contractual periods.

Mr. Rufus Decker, Accounting Branch Chief

December 21, 2012

Estimated amortization expense related to the Company’s finite-lived intangible assets for fiscal year 2012 through fiscal year 2016 and thereafter is as follows (in thousands):

Fiscal Year	Total Expense Amortization
2012	$18,108
2013	15,197
2014	14,981
2015	14,950
2016	14,858
Thereafter	78,248

$156,342

Note 15. Commitments and Contingencies

Litigation, Claims and Assessments, page 130

7.	We note that in the August 2007 lawsuit the Commonwealth of Australia is seeking damages of up to approximately AUD 18 million plus interest. Given the length of time this item has been outstanding, please address the need to disclose the potential interest that may accrue on these potential damages. Furthermore, your disclosure regarding this lawsuit indicates that an unfavorable settlement could have a material adverse effect on your financial condition, results of operations, or cash flows. As such, please disclose either (a) the amount or range of reasonably possible loss in excess of the accrual or (b) that an amount of reasonably possible loss in excess of accrual cannot be estimated. If you are unable to estimate the amount or range of reasonably possible loss for this lawsuit, please supplementally: (a) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (b) what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes. Please refer to ASC 450-20-50-3 through 50-5. Please include your proposed disclosures in your response.

Response:

In response to the Staff’s comment, GEO is providing a response to this comment under separate cover on a confidential and supplemental basis pursuant to Rule 12b-4 under the Exchange Act and Rule 418 under the Securities Act. By separate letter, we also request confidential treatment of this response pursuant to the provisions of 17 C.F.R. §200.83.

Mr. Rufus Decker, Accounting Branch Chief

December 21, 2012

Form 10-Q for the Period Ended September 30, 2012

Note 8. Discontinued Operations, page 12

8.	The termination of any management contracts by expiration or otherwise, may result in the classification of the assets, liabilities and cash flows associated with, and operating results of such management contracts, net of taxes, as a discontinued operation. Please expand your disclosures to better clarify how you determine when a termination of a management contract should be reflected as discontinued operations. Specifically, we note that there were multiple management contracts which were terminated during 2011 as disclosed on page 131 of your Form 10-K for the year ended January 1, 2012 but none of which were reflected as discontinued operations. In April 2012, the termination of the managed-only contract with the State of Mississippi has been reflected in discontinued operations pursuant to ASC 205-20. Please also tell us what consideration you gave to including your analysis regarding the classification of terminated management contracts within continuing or discontinued operations as a critical accounting policy in your Form 10-K.

Response:

The Company will add the following Critical Accounting Policy (proposed additional disclosure is underlined and italicized):

Discontinued Operations

We report the results of operations of a component of an entity that either has been disposed of or is classified as held for sale or where the management contracts with that component have terminated either by expiration or otherwise in discontinued operations. We present such events as discontinued operations so long as the financial results can be clearly identified, the operations and cash flows are completely eliminated from ongoing operations, and so long as we do not have any significant continuing involvement in the operations of the component after the disposal or termination transaction.

When a component of an entity has been disposed of or classified as held for sale or a management contract is terminated, we look at our overall relationship with the customer. If we will continue to maintain a relationship with the customer, the disposal, the asset held for sale classification or the loss of the management contract(s) is not treated as discontinued operations. If the disposal, the asset held for sale classification or the loss of the management contract(s) results in a loss in the overall customer relationship, the results are classified in discontinued operations. Historically ,we have classified operations as discontinued in the period they are announced as normally all continuing cash flows cease within three to six months of that date. The results of operations, net of taxes, and the assets and liabilities of these operations, will be retrospectively reflected in the accompanying consolidated financial statements as discontinued operations for all prior periods presented. Assets, primarily consisting of accounts receivable, and liabilities will be presented separately in the accompanying consolidated balance sheets for all prior periods presented.

Form 8-K filed August 13, 2012

9.	You present non-GAAP forward-looking information, including adjusted EBITDA, adjusted funds from operations, and adjusted pro forma earnings per share amounts. Please present the most directly comparable GAAP financial measures and provide a quantitative reconciliation of the differences between the non-GAAP and GAAP financial measures, to the extent available without unreasonable efforts. Refer to Item 10(e)(1)(i) of Regulation S-K and Instruction 2 to Item 2.02 of the Form 8-K.

Mr. Rufus Decker, Accounting Branch Chief

December 21, 2012

Response:

The non-GAAP forward-looking information is forward-looking and, as permitted by Rule 100(a)(2) of Regulation G, GEO is unable to present a reconciliation to the most directly comparable GAAP financial measure without unreasonable effort. GEO notes that certain information required to calculate and reconcile to the most directly comparable GAAP financial measure is not ascertainable or accessible, particularly due to the difficulty in making accurate forecasts and projections and the uncertainty of future events. As demonstrated by the foregoing, GEO believes that it cannot reconcile to the most directly comparable GAAP financial measure without unreasonable effort. Accordingly, GEO respectfully submits that reconciliation is not required under Rule 100 of Regulation G. GEO will provide clear disclosure in the future regarding why any forward-looking GAAP information is not accessible, identify the information that is unavailable and disclose its probable significance. Additionally, GEO will add an express statement that the non-GAAP forward looking information for each of the periods set forth in the outlook section will be calculated in the same manner as the historical non-GAAP measure is calculated.

10.	You present adjusted funds from operations as a performance measure and reconcile this non-GAAP measure to income from continuing operations. You believe that this measure is useful to investors as it provides information regarding cash that your operating business generates before taking into account certain cash and non-cash items that are non-operational or infrequent in nature. Please expand your disclosures to clarify for investors how this measure, which appears to be a liquidity measure, is an appropriate performance measure. Furthermore, please help us understand how you determined that this is not a liquidity non-GAAP financial measure. Notwithstanding whether you deem this to be a liquidity or performance measure, please do not present this measure on a per-share basis given its similarity to a liquidity measure. Refer to Accounting Series Release 142.

Response:

GEO’s management uses adjusted funds from operations to measure operating performance, not liquidity. GEO most recently described to the Commission that it uses this measure as a performance measure and not a liquidity measure in its response letter, dated June 10, 2010, where it agreed to rename this performance measure from “Adjusted Free Cash Flow” to “Adjusted Funds From Operations.” Additionally, GEO provided to the Commission what its revised non-GAAP disclosure relating to Adjusted Funds From Operations would look like on a going forward basis in its response letter, dated June 28, 2010. As provided in its non-GAAP disclosure, GEO presents adjusted funds from operations to facilitate investors understanding about the performance of GEO’s overall business because such measure provides information regarding cash that GEO’s operating business generates before taking into account certain cash and non-cash items that are non-operational or infrequent in nature, it provides disclosure on the same basis as that used by GEO’s management and it provides consistency in GEO’s financial reporting and therefore continuity to investors for comparability purposes. Additionally, GEO’s management uses adjusted funds from operations to monitor and evaluate its operating performance and to facilitate internal and external comparisons of the historical operating performance of GEO and its business units. GEO’s principal competitor, CCA also uses adjusted funds from operations as a performance measure. CCA disclosed in its most recent earnings press release that it uses funds from operations and adjusted funds from operations, along with other measures to review and assess operating performance of the company and its correctional facilities and their management teams. Additionally, GEO believes that Question 102.01 and 102.02 of the Commission’s Compliance and Disclosure Interpretations (“C&DI”) supports GEO’s determination that it uses adjusted funds from operations as a performance measure. Specifically, Question 102.01 of the Commission’s C&DI discuss how the Commission accepts “funds from operations” as defined by the National Association of Real Estate Investment Trusts as a performance measure and then recognizes in Question 102.02 that “funds from operations” may be presented on a basis other than as defined by the National Association of Real Estate Investment Trusts. Lastly, the manner in which GEO presents its quantitative reconciliation also illustrates that GEO uses adjusted funds from operations as a performance measure since it reconciles it to income from continuing operations. The Commission’s guidance in Question 102.06 of the C&DI provides that when a non-GAAP liquidity measure is presented, the three major categories of the statement of cash flows should be presented in the reconciliation.

Mr. Rufus Decker, Accounting Branch Chief

December 21, 2012

Based on Accounting Series Release 142 and Question 102.02 of the Commission’s C&DI, it is GEO’s understanding that liquidity measures cannot be presented on a per share basis but that if a non-GAAP measure is a performance measure, it may be presented on a per share basis. Since GEO uses adjusted funds from operations as a performance measure, it has in the past presented adjusted funds from operations on a per share basis, as it believed it was permitted to present adjusted funds from operations on a per share basis. Notwithstanding the above, based on the Commission’s comment, GEO will not present adjusted funds from operations on a per share basis on a going-forward basis.

11.	In arriving at Pro Forma Income from Continuing Operations, Adjusted EBITDA and Adjusted Funds From Operations, you adjust for items that you describe as unusual or nonrecurring. Please provide us with a breakdown of these amounts for each of these amounts for the nine months ended September 30, 2012 as well as each of the three years ended December 31, 2011 to help us better understand how you determined it was appropriate to characterize these as unusual or nonrecurring. Please refer to Item 10(e)(ii)(B) of Regulation S-K.

Response:

In response to the Staff’s comment, GEO is providing under separate cover the requested breakdown of adjustments for each of the nine months ended September 30, 2012 as well as each of the three years ended January 1, 2012 on a confidential and supplemental basis pursuant to Rule 12b-4 under the Exchange Act and Rule 418 under the Securities Act. By separate letter, we also request confidential treatment of this response pursuant to the provisions of 17 C.F.R. §200.83.

As we discussed on our call with Nudrat Salik of the Staff on December 7, 2012, in connection with our use and calculation of Pro Forma Income from Continuing Operations, Adjusted EBITDA and Adjusted Funds From Operations, we have adjusted for items that we have described as unusual or nonrecurring on the basis that they were unusual or nonrecurring with respect to a specific facility, project or transaction although the classification of the item itself such as “Start-up/transition expense, pre-tax,” “International bid and proposal expenses, pre-tax” and “M&A related expenses, pre-tax” may be likely to recur with respect to other facilities, projects or transactions. As discussed, we will modify the disclosure so as to not describe these items as unusual or non-recurring. Our proposed disclosure relating to the non-GAAP measures of Pro Forma Income from Continuing Operations, Adjusted EBITDA and Adjusted Funds From Operations is as follows:

Important Information on GEO’s Non-GAAP Financial Measures

Pro Forma Income from Continuing Operations, Adjusted EBITDA and Adjusted Funds From Operations are non-GAAP financial measures that are presented as supplemental disclosures.

Pro Forma Income from Continuing Operations is defined as income from continuing operations adjusted for net income/loss attributable to non-controlling interests, start-up/transition expenses, net of tax, international bid and proposal expenses, net of tax, and M&A-related expenses, net of tax. GEO believes that Pro Forma Income from Continuing Operations is useful to investors as it provides information about the performance of GEO’s overall business because such measure eliminates the effects of certain ~~unusual or non-recurring~~ charges that are not directly attributable to GEO’s underlying operating performance, it provides disclosure on the same basis as that used by GEO’s management and it provides consistency in GEO’s financial reporting and therefore continuity to investors for comparability purposes. GEO’s management uses Pro Forma Income from Continuing Operations to monitor and evaluate its operating performance and to facilitate internal and external comparisons of the historical operating performance of GEO and its business units.

Mr. Rufus Decker, Accounting Branch Chief

December 21, 2012

Adjusted EBITDA is defined as income from continuing operations before net interest expense, income tax provision, depreciation and amortization, and tax provision on equity in earnings of affiliate, adjusted for net income/loss attributable to non-controlling interests, stock-based compensation expenses, pre-tax, start-up/transition expenses, pre-tax, international bid and proposal expenses, pre-tax, and M&A-related expenses, pre-tax. GEO believes that Adjusted EBITDA is useful to investors as it provides information about the performance of GEO’s overall business because such measure eliminates the effects of certain ~~unusual or non-recurring~~ charges that are not directly attributable to GEO’s underlying operating performance, it provides disclosure on the same basis as that used by GEO’s management and it provides consistency in GEO’s financial reporting and therefore continuity to investors for comparability purposes. GEO’s management uses Adjusted EBITDA to monitor and evaluate its operating performance and to facilitate internal and external comparisons of the historical operating performance of GEO and its business units.

Adjusted Funds From Operations is defined as income from continuing operations excluding depreciation and amortization, income tax provision, income taxes refunded/paid, stock-based compensation expenses, maintenance capital expenditures, equity in earnings of affiliates, net of income tax, tax provision on equity in earnings of affiliate, amortization of debt costs and other non-cash interest, net income/loss attributable to non-controlling interests, start-up/transition expenses, M&A-related expenses, and international bid and proposal expenses. GEO believes that Adjusted Funds From Operations is useful to investors as it provides information regarding cash that GEO’s operating business generates before taking into account certain cash and non-cash items that are non-operational ~~or infrequent~~ in nature, it provides disclosure on the same basis as that used by GEO’s management and it provides consistency in GEO’s financial reporting and therefore continuity to investors for comparability purposes. GEO’s management uses Adjusted Funds From Operations to monitor and evaluate its operating performance and to facilitate internal and external comparisons of the historical operating performance of GEO and its business units.

Mr. Rufus Decker, Accounting Branch Chief

December 21, 2012

We believe the responses provided above fully address the Staff’s comments. If you have any questions, please call the undersigned at 305-755-5812.

Sincerely, AKERMAN SENTERFITT

/s/ Jose Gordo
Jose Gordo For the Firm
cc:	Securities and Exchange Commission

Jeanne Baker, Assistant Chief Accountant

Nudrat Salik, Staff Accountant

The GEO Group, Inc.

John J. Bulfin, Esq., Senior Vice President and General Counsel

Brian R. Evans, Senior Vice President and Chief Financial Officer

Akerman Senterfitt

Stephen K. Roddenberry, Esq.

Esther L. Moreno, Esq.

The GEO Group, Inc.

621 NW 53rd Street, Suite 700

Boca Raton, Florida 33487

December 21, 2012

In connection with its response to the United States Securities and Exchange Commission’s comment letter, dated November 20, 2012, The GEO Group, Inc. (the “Company”) acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The GEO Group, Inc.

By:	/s/ Ronald A. Brack
Ronald A. Brack Vice President, Chief Accounting Officer and Controller